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                 June 8, 2021

       Stephen L. Holcombe
       President and Chief Executive Officer
       vTv Therapeutics Inc.
       3980 Premier Drive, Suite 310
       High Point, NC 27265

                                                        Re: vTv Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 3, 2021
                                                            File No. 333-256755

       Dear Mr. Holcombe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Fredrick Philantrope at 202-551-6875 or Alan Campbell at 202-551-4224
       with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Lawrence G. Wee, Esq.